Exhibit 99.1

Wheaton Precious Metals Named Among Corporate Knights' 50 Best Corporate Citizens in Canada

Vancouver, BC, June 26, 2024 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it has been named as one of Corporate Knights' 2024 Best 50 Corporate Citizens in Canada.

"We are incredibly honoured to be ranked among the top 10 companies on Corporate Knights' annual list of the Best 50 Corporate Citizens in Canada," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "Wheaton is committed to positively contributing to society by supporting the communities in which we live and operate as well as providing capital and support to mining partners that share our values and demonstrate responsible mining practices."

The Best 50 Corporate Citizens in Canada are evaluated on a set of 25 key performance indicators to assess how firms manage their resources, employees and finances in comparison to their peer group, with 50% of each company's score tied to the percentage of their revenue and investments that qualify as sustainable.

"With a significant portion of the score linked to sustainable revenue, this metric underscores the exceptional quality of Wheaton's mining partners and highlights the rigorous due diligence process we employ," said Patrick Drouin, Chief Sustainability Officer and President of Wheaton Precious Metals International.

Earlier this year, Wheaton was recognized among Corporate Knights' 2024 100 most sustainable corporations in the world.

To learn more about Wheaton's sustainability approach and commitments, please visit the website at:  www.wheatonpm.com/Sustainability.

About Wheaton Precious Metals Corp.

Wheaton Precious Metals is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors leverage to commodity prices and exploration upside but typically with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming.

Cautionary Note Regarding Forward Looking-Statements

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to ESG commitments by Wheaton and at mineral stream interests currently owned by Wheaton (the "Mining Operations"). Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements including (without limitation) risks related to climate change, environmental, social and governance matters, the ability to achieve ESG commitments and goals at both Wheaton and the Mining Operations and other  risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2023 filed March 28, 2024 with the U.S. Securities and Exchange Commission on EDGAR and the risks identified under "Risks and Uncertainties" in Wheaton's Management's Discussion and Analysis for the year ended December 31, 2023, available on SEDAR+ and in Wheaton's Form 6-K filed March 19, 2024. Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation) that ESG commitments and goals at both Wheaton and the Mining Operations will be achieved, that there will be no material adverse change in the market price of commodities, that estimations of future production from the mining operations and mineral reserves and resources are accurate, that the mining operations from which Wheaton purchases precious metals will continue to operate, that each party will satisfy their obligations in accordance with the precious metals purchase agreements and royalty agreements, and that Wheaton's application of the CRA Settlement (including the Company's assessment that there will be no material change in the Company's facts or change in law or jurisprudence for years subsequent to 2010) and assessment of the impact of the implementation of a 15% global minimum tax, are accurate and that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company).

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/June2024/26/c3051.html

%CIK: 0001323404

For further information: For further information: Investor Contact, Emma Murray, Vice President, Investor Relations, Tel: 1-844-288-9878, Email: info@wheatonpm.com; Media Contact, Simona Antolak, Vice President, Communications & Corporate Affairs, Tel: 604-639-9870, Email: simona.antolak@wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 08:07e 26-JUN-24